Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Investments N.V.
Subject Company: Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.: 333-197229

APPROVAL OF CROSS-BORDER MERGER TO CREATE FIAT CHRYSLER AUTOMOBILES N.V. (FCA)

Today, the shareholders of Fiat S.p.A. (“Fiat”) approved the cross-border merger of Fiat with and into Fiat Investments N.V. (“Fiat Investments”), a wholly-owned subsidiary incorporated in the Netherlands.

Assuming all other conditions precedent in the Merger Plan are satisfied, Fiat will be merged into Fiat Investments which, upon completion of the transaction, will be renamed Fiat Chrysler Automobiles N.V. (“FCA”) and become the holding company of the Group.

Upon the closing of the transaction, Fiat shareholders will receive one FCA common share for each Fiat share held at the effective date of the merger. In addition, Fiat shareholders participating at the EGM may elect to receive one FCA special voting share for each Fiat share held continuously from the record date for the meeting (23 July 2014) to the effective date. Additional information on the special voting shares and related terms and conditions is available on the corporate website (www.fiatspa.com).

Any Fiat shareholders not voting in favor of the merger shall have a cash exit right, which will be exercisable for a period of fifteen days following registration of the shareholder resolution approving the merger with the Turin Companies Register. Notice of that registration will be published on the corporate website (www.fiatspa.com). Subject to satisfaction of the conditions precedent and completion of the merger an amount of €7.727 per Fiat share will be payable to shareholders exercising their cash exit right and surrendering their shares.

Exercise of cash exit rights will be subject to completion of the merger, which is in turn subject to certain conditions precedent set out in the merger plan, including the condition that the total amount payable to shareholders exercising cash exit rights pursuant to Article 2437-quater of the Italian Civil Code and to creditors opposing the merger does not exceed €500 million. Fiat will announce the number of shares in relation to which withdrawal rights are exercised.

Shareholders also confirmed the appointment of Glenn Earle – who was appointed to the board on 15 June 2014 to replace Gian Maria Gros-Pietro as director with effect from 23 June 2014.

Fiat S.p.A.
Via Nizza 250, 10126 Turin, ITALY
Tel. +39 011 006 3088, Fax +39 011 006 2459
mediarelations@fiatspa.com
www.fiatspa.com

During the EGM, Fiat also announced that the FCA Board of Directors, upon completion of the Merger, would be composed of the following individuals: John Elkann, Sergio Marchionne, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Ronald L. Thompson, Patience Wheatcroft, Stephen M. Wolf and Ermenegildo Zegna.

Turin, 1 August 2014

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to the proposed transaction contemplated herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. Fiat shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Investments will make the prospectus available for free to shareholders of Fiat in the United States.